SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NEON COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64050T 101

(CUSIP Number)

Karen Singer, as Trustee of the Singer Children Management Trust

212 Vaccaro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Karen Singer, as Trustee of the Singer Children Management Trust

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		4,556,008
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 4,556,008
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,556,008 shares of Common Stock

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

9.2%

14	Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) hereby amends and supplements the Schedule 13D originally filed by Karen Singer, as Trustee of the Singer Children’s Management Trust (the “Reporting Person”) with the Securities and Exchange Commission on July 23, 2007 (the “Original 13D”). This Amendment is being filed solely for the purpose of correcting the Reporting Person’s ownership percentage of the Issuer’s outstanding Common Stock set forth in the Original 13D and the calculation method set forth in Item 5(a) of the Original 13D. The amount of shares of Common Stock beneficially owned by the Reporting Person was correct as set forth in the Original 13D and therefore is not being amended.

Item 2. Identity and Background

(a) This filing is made on behalf of the Reporting Person.

(b) The address of the Reporting Person is Karen Singer, as Trustee, 212 Vaccaro Drive, Cresskill, NJ 07626.

(c) The principal business of the Reporting Person is managing the assets of the Trust.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 5. Interest in Securities of the Issuer

(a)           As of the date hereof, the Reporting Person beneficially owns 4,556,008 shares of Common Stock of the Issuer, which represents 9.2% of the Issuer’s outstanding Common Stock, which percentage was calculated by dividing (i) the 4,556,008 shares of Common Stock directly held by the Reporting Person as of the date hereof, by (ii) the sum of (A) 48,881,655 shares of Common Stock outstanding as of May 1, 2007, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007 and (B) 699,098 shares of Common Stock issuable upon the conversion of the Reporting Person’s Preferred Stock.

(b)           The Reporting Person has the sole power to vote and dispose of the 4,556,008 shares of Common Stock directly held by her.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	July 27, 2007	/s/ Karen Singer
Karen Singer